SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  November 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. RADA Electronic Industries Ltd. Proxy Statement for Annual General Meeting to be held November 30, 2004.

2.   RADA Electronic Industries Ltd. Proxy Card.

                                                                          ITEM 1

                         RADA ELECTRONIC INDUSTRIES LTD.

                  NOTICE OF 2004 ANNUAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

     We cordially invite you to the Annual General Meeting of Shareholders to be held at 10 a.m. on Tuesday, November 30, 2004 at our offices at 7 Giborei Israel Street, Netanya, Israel.

     The purpose of the meeting is to consider and vote upon the following matters:

     (1)  The election of two Class B directors for terms expiring in 2007;

     (2) Ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2004 and authorization for the Board of Directors to determine the remuneration of the auditors;

     (3) Review and discussion of our Auditor's Report, Directors' Report, and the Consolidated Financial Statements for the year ended December 31, 2003; and

     (4) The transaction of any other business that may properly come before the meeting.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors,
                                               /s/Herzle Bodinger
                                                  Herzle Bodinger,
                                            Chairman of the Board of Directors
Netanya, Israel
October 29, 2004

                                 PROXY STATEMENT

     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the Annual General Meeting of Shareholders, or Meeting, to be held on Tuesday, November 30, 2004 at 10 a.m. and any adjournment thereof. Shareholders will be asked to vote upon: (i) the election of two Class B directors for terms expiring in 2007; (ii) ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2004 and authorization for the Board of Directors to determine their remuneration; (iii) review and discussion of our Auditor's Report, Directors' Report, and the Consolidated Financial Statements for the year ended December 31, 2003; and (iv) the transaction of any other business that may properly come before the meeting.

     Our Annual Report to Shareholders for the year ended December 31, 2003, which includes our audited financial statements for the fiscal year ended December 31, 2003, is enclosed but is not part of the proxy solicitation materials. The Annual Report, the proxy card and this Proxy Statement are being mailed to shareholders on or about October 29, 2004.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person at the Meeting.

     As of October 25, 2004, the record date for the determination of shareholders entitled to vote at the Meeting, there were outstanding 20,353,133 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.005 per share. The presence of two shareholders, holding at least one third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

     The election of the Class B directors and approval of each of the other proposals to be presented in the Meeting, require an affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

         The following table sets forth certain information as of October 25, 2004 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                   Number of                     Percentage of
                                                 Ordinary Shares                  Outstanding
Name of Beneficial Owner                       Beneficially Owned (1)           Ordinary Shares (2)
------------------------                       ----------------------           -------------------
Howard P.L. Yeung (3)(4)(5).................         20,407,861                      71.3%
Kenneth Yeung (6)...........................          1,350,086                       6.6%
Most Worth Investment Ltd. (7) .............          1,100,000                       5.4%
Herzle Bodinger (8) ........................            175,000                        *
Adrian Berg (9).............................            151,600                        *
Roy Kui Chuen Chan (10).....................            104,933                         -
Hava Snir...................................                  -                         -
Zvi Tropp...................................                  -                        *
Benzion Gruber (11).........................            158,249                         -
Asaf Agmon (12).............................             46,666                        *
All officers and directors as a group
(10 persons) (13)...........................          1,025,947                       4.8%

________

*    Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 20,353,133 ordinary shares issued and outstanding as of October 25, 2004.

(3) Of the 20,407,861 ordinary shares, 1,350,086 shares are held directly by Horsham Enterprises Ltd., a corporation incorporated in Hong Kong. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung, are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, each of Mr. Howard P. L. Yeung and Mr. Kenneth Yeung may be deemed to be the beneficial owners of all of the ordinary shares held by Horsham Enterprises Ltd.

(4) Includes 8,265,306 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(5) Includes 3,781,995 ordinary shares issuable to Mr. Howard P.L. Yeung in the event he acquires warrants from Bank Leumi le-Israel B.M. and Bank Hapoalim BM. by exercising a call option granted to him by such banks pursuant to an option agreement dated September 24, 2003.

(6)  All such shares are held directly by Horsham Enterprises Ltd. See note 3.

(7) Most Worth Investments Ltd. is a wholly owned subsidiary of King Fook Holdings Limited, whose shares are traded on the Hong Kong Stock Exchange. Accordingly, King Fook Holdings may be deemed to be the beneficial owner of the ordinary shares held by Most Worth Investments Ltd.

(8) Includes: (i) 100,000 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share,
     (ii) 25,000 ordinary shares issuable upon the exercise of options exercisable as of April 1, 2004, at an exercise price of $1.34 per share,
     (iii) 25,000 ordinary shares issuable upon the exercise of options exercisable as of July 1, 2004 at an exercise price of $1.34 per share, and
     (iv) 25,000 ordinary shares issuable upon the exercise of options exercisable as of October 1, 2004, at an exercise price of $1.34 per share. Such options expire on October 30, 2013.

(9) Includes: (i) 84,000 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share,
     (ii) 21,000 ordinary shares issuable upon the exercise of options exercisable as of April 1, 2004, at an exercise price of $1.34 per share,
     (iii) 21,000 ordinary shares issuable upon the exercise of options exercisable as of July 1, 2004, at an exercise price of $1.34 per share, and (iv) 21,000 ordinary shares issuable upon the exercise of options exercisable as of October 1, 2004, at an exercise price of $1.34 per share. Such options expire on October 30, 2013.

(10) Includes: (i) 57,334 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share,
     (ii) 14,333 ordinary shares issuable upon the exercise of options exercisable as of April 1, 2004, at an exercise price of $1.34 per share,
     (iii) 14,333 ordinary shares issuable upon the exercise of options exercisable as of July 1, 2004, at an exercise price of $1.34 per share, and (iv) 14,333 ordinary shares issuable upon the exercise of options exercisable as of October 1, 2004, at an exercise price of $1.34 per share. Such options expire on October 30, 2013.

(11) Includes (i) 129,082 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2.00 per share. Such warrants expire on June 30, 2007, (ii) 16,667 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share, (iii) 4,167 ordinary shares issuable upon the exercise of options exercisable as of April 1, 2004, at an exercise price of $1.34 per share, (iv) 4,167 ordinary shares issuable upon the exercise of options exercisable as of July 1, 2004, at an exercise price of $1.34 per share, and (v) 4,167 ordinary shares issuable upon the exercise of options exercisable as of October 1, 2004, at an exercise price of $1.34 per share. Such options expire on October 30, 2013.

(12) Includes: (i) 26,667 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004, at an exercise price of $1.34 per share,
     (ii) 6,666 ordinary shares issuable upon the exercise of options exercisable as of April 1, 2004, at an exercise price of $1.34 per share,
     (iii) 6,667 ordinary shares issuable upon the exercise of options exercisable as of July 1, 2004, at an exercise price of $1.34 per share, and (iii) 6,666 ordinary shares issuable upon the exercise of options exercisable as of October 1, 2004, at an exercise price of $1.34 per share. Such options expire on October 30, 2013.

(13) Includes: (i) 144,000 ordinary shares issuable upon the exercise of currently exercisable warrants at an exercise price ranging from $3.75 to $6.25 issued to an officer, (ii) 140,001 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004 at an exercise price of $0.69 per share issued to officers, (iii) 35,000 ordinary shares issuable upon the exercise of options exercisable as of April 1, 2004 at an exercise price of $0.69 per share issued to officers, (iv) 34,999 ordinary shares issuable upon the exercise of options exercisable as of July 1, 2004 at an exercise price of $0.69 per share issued to officers, (v) 34,999 ordinary shares issuable upon the exercise of options exercisable as of October 1, 2004 at an exercise price of $0.69 per share issued to officers,
     (vi) 284, 668 ordinary shares issuable upon the exercise of options exercisable as of January 1, 2004 at an exercise price of $1.34 per share,
     (vii) 71,166 ordinary shares issuable upon the exercise of options exercisable as of April 1, 2004 at an exercise price of $1.34 per share,
     (viii) 71,166 ordinary shares issuable upon the exercise of options exercisable as of July 1, 2004 at an exercise price of $1.34 per share,
     (ix) 71,166 ordinary shares issuable upon the exercise of options exercisable as of July 1, 2004 at an exercise price of $1.34 per share, and
     (x) 129,082 ordinary shares issuable upon the exercise of currently exercisable warrants, at an exercise price of $2.00 per share.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Our Board of Directors is divided into three classes. Generally, at each annual meeting one class of directors will be elected for a term of three years. In addition to these three classes of directors, we have two "outside directors" as defined by the Israeli Companies Law who hold office for a term of three years, which may be extended for only one additional three year period. All the members of our Board of Directors (except the outside directors as detailed herein) may be reelected upon completion of their term of office.

     The incumbent Class A directors and Class C directors will hold office until the 2006 and 2005 Annual General Meetings of Shareholders, respectively, or until their successors are duly elected and qualified. The Outside Directors will hold office until the 2006 Annual General Meetings of Shareholders. The term of the directors currently serving as Class B directors expires with this Meeting.

     The Board of Directors proposes the election of Mr. Herzle Bodinger and Mr. Michael Letchinger to serve as Class B directors, to hold office for three years until the Annual General Meeting of Shareholders to be held in 2007. Mr. Bodinger is currently serving as a member of our Board of Directors.

     Should either of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. The nominees are expected to be available.

     Set  forth  below  is  information  about  each  nominee,   including  age,
position(s) held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Class B Director for Terms Expiring in 2007

     Herzle Bodinger, 61, joined us in May 1997 as the President of our U.S. subsidiary, RADA Electronic Industries Inc., in charge of international marketing activities and was appointed our President in June 1998. He has served as Chairman of our Board of Directors since July 1998 and served as Chief Executive Officer from June 1998 until 2002. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996. During the last 35 years of his service, he also served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from the Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

     Michael Letchinger, 49, is a designee of Horsham Enterprises Ltd. Since 2000 Mr. Letchinger has been General Counsel and Senior Vice President-Managing of Potomac Golf Properties, LLC, a company engaged in real estate development and free standing golf facilities. From 1994 to 2000 Mr. Letchinger was General Counsel and Senior Vice President-Managing of Potomac Development Associate, a sister company of Potomac Golf Properties, LLC. Mr. Letchinger holds a B.A. degree in economics from Brandeis University, Waltham and a JD from University of Chicago Law School.

     The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Directors Continuing in Office

         Roy Kui Chuen Chan, 57, was elected as a director as one of two designees of Horsham Enterprises Ltd. Since 1984 Mr. Chan has been legal consultant to Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the U.S., Canada and Australia, and its international group of companies. Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd. Mr. Chan received his qualification as a solicitor and has been a member of the U.K. Bar since 1979 after he completed five years of training at Turners Solicitors. Mr. Kui Chuen Chan is a Class A director whose term will expire in 2006.

     Adrian Berg, 56, was elected as a director as one of two designees of Horsham Enterprises Ltd. Since 1976, Mr. Berg has been a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants. Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co. Mr. Berg is a Class C director whose term will expire in 2005.

     Ben Zion Gruber, 46, has served as a director since 2002, and was elected as a designee of the shareholders (other than Howard Yeung) that participated in our last private placement. Mr. Gruber is founder and manager of several real estate and construction companies and entrepreneur of several hi-tech companies. Mr. Gruber is a Colonel (Res.) of the Israeli Defense Forces serving as Brigadier Commander of Tank Battalion. Mr. Gruber holds, an M.A. degree in Behavioral Sciences from Tel Aviv University, a B.Sc. degree in Engineering of microcomputers from "Lev" Technology Institute and is currently studying for his Ph.D. degree in Behavioral Sciences at the University of Middlesex, England. In addition Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship. Mr. Gruber is a member of the Board of Employment Service of the Government of Israel, of the Board of Directors of the Company for Development of Efrat Ltd., of the Board of the Association of Friends of Kefar Shaul Hospital, of the Ethics Committee of the Eitanim and Kefar Shaul hospitals as well as of several other charitable organizations. Mr. Gruber is a Class C director whose term will expire in 2005.

     Hava Snir, 61, has served as an outside director since November 2000. Ms. Snir has been an attorney for over 25 years and has been self-employed since January 1999. From June 1989 until July 1998, Ms. Snir was a prosecutor with the Taxation and Economics Office of the Tel Aviv District Attorney, specializing in securities laws and white-collar crimes. Ms. Snir received her qualification as a lawyer and has been a member of the Israel Bar since 1971. She is a member of the Taxes Committee and the Sub-Committee for V.A.T. and Customs Duty of the Israel Bar Association and serves as Chairman of the V.A.T. and Property Tax Appeal Committee of the Israeli Ministry of Finance and as a member of the Ethics Committee of the Israeli Ministry of Health. Ms. Snir holds a B.A. degree in Law from the Hebrew University of Jerusalem and spent a year at Harvard University where she took law courses. Mrs. Snir is an outside director whose term will expire in 2006.

     Zvi Tropp, 63, has served as an outside director since November 2000. From 2001 and until June 2003 Mr. Tropp has served as Senior Vice President and CFO of Enavis Networks Ltd., an Israeli communication company. Mr. Tropp has served as Senior Consultant with Zenovar Consultants Ltd., an Israeli company providing consultancy services with respect to business organization, marketing and real estate, since May 1998. Mr. Tropp was Vice President-Finance and Business Development of Baltimore Spice Israel Ltd., an Israeli food additives manufacturer, from January 1994 until May 1998. Prior thereto, Mr. Tropp served in various positions, the last of which was as Vice President-Finance, with Caniel Ltd., an Israeli can manufacturer, for over five years. Prior to joining the private sector, Mr. Tropp was a government employee for 20 years and held various positions with the Israeli Ministries of Defense and Agriculture, the last of which was as Chief Economic Adviser to the Ministry of Defense. Mr. Tropp has lectured in Economics and Defense Economics at the Hebrew University, Tel Aviv University and Bar Ilan University. Mr. Tropp serves as a member of the Board of Directors of Ofek Trust Fund Ltd., an Israeli affiliate of Bank Leumi Le-Israel B.M. whose shares trade on the Tel Aviv Stock Exchange, and of several Israeli private companies. Mr. Tropp holds a B.Sc. degree in Agriculture and a M.Sc. degree in Agricultural Economics, both from the Hebrew University. Mr. Tropp is an outside director whose term will expire in 2006.

                        BOARD OF DIRECTORS AND COMMITTEES

Independent and Outside Directors

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the Board of Directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

     Our Audit Committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

     Our Audit Committee consists of three board members who satisfy the "independence" requirements of the SEC, Nasdaq and Israeli Law for audit committee members. Our Audit Committee is currently composed of Ms. Hava Snir and Messrs. Zvi Tropp and Asaf Agmon, each of whom satisfies these requirements. The Audit Committee meets at least once each quarter.

     Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

     The Audit Committee reviewed our audited financial statements for the year ended December 31, 2003 and members of the committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles. Members of the Audit Committee have received from and discussed with the external auditors their written disclosure and letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2003.

Designees for Directors

     Pursuant to two private placement agreements entered into in June and August 1997, we sold an aggregate of 695,200 ordinary shares to Horsham Enterprises Ltd. As part of the transactions, Horsham Enterprises Ltd. acquired an additional 54,000 ordinary shares from another shareholder, Kellstrom Industries Inc. In a private placement effected by us in June 1999, Horsham Enterprises Ltd. acquired from us an additional 554,400 ordinary shares. As a result of these share purchases and additional share purchases in the open market, Horsham Enterprises Ltd. became our second largest shareholder, holding, as of the date of this Proxy Statement, approximately 7.3% of our ordinary shares. During the negotiations for the 1997 private placement agreements, we undertook to bring before our Board of Directors two designees of Horsham Enterprises Ltd. for their approval by the board as nominees for director. In

November 1997, Mr. Adrian Berg and Mr. Roy Kui Chuen Chan were elected to the Board of Directors. At the time of his election, Mr. Letchinger will also become a designee Horsham Enterprises Ltd. on the Board of Directors.

     Pursuant to a private placement agreement entered into on May 15, 2002, we sold an aggregate of 6,240,816 ordinary shares (including 4,302,041 currently exercisable warrants) to a group of investors represented by Mr. Hillel Schwartz, Mr. Ben Zion Gruber and Mr. Henri Lefkowitz. As part of the private placement agreement, we undertook to bring before our Board of Directors one designee of such investors for his approval by the Board of Directors as a nominee for director. On July 18, 2002, our Board of Directors approved Mr. Gruber as a nominee for Class C director, and he was subsequently elected by the General Meeting of Shareholders.

Compensation

         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2003.

                                                           Salaries, fees,         Pension, retirement
                                                        commissions and bonuses    and similar benefits
                                                        -----------------------    --------------------
         All directors  and executive  officers as
         a group, consisting of eight persons.....            $685,986                    $191,780


     During the year ended December 31, 2003, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 ($228) plus an annual fee of NIS 18,000 ($4,110).

     As of December 31, 2003, our directors and executive officers as a group, consisting of eleven persons, held options to purchase an aggregate of 1,570,000 ordinary shares, at exercise prices ranging from $0.69 to $6.25 per share, vesting over three years. These options expire between 2009 and 2013. Of such options, 144,000 options were issued under our 1999 employee stock option plan and 1,426,000 options were issued under our 2003 employee stock option plan. These options have ten year terms.

     Additionally, as of December 31, 2003, our directors and officers as a group held warrants to purchase an aggregate of 177,041 ordinary shares, at exercise prices ranging from $2.00 to $2.75 per share. These warrants were purchased as part of the private placements of our shares in 2001 (prior to the directors' nomination to office) and 2002 of which 75,000 warrants expire on June 30, 2004 and 102,041 warrants expire on June 30, 2007. Stock Option Plans

1994 Stock Option Plan

     Our 1994 Stock Option Plan, or the 1994 Plan, provides for the issuance of stock options to purchase an aggregate of 40,400 of our ordinary shares. Options under the 1994 Plan may be issued to outside directors, consultants, officers and other key employees of our company and its subsidiaries who, in the judgment of the Board of Directors or, if appointed in the future, a committee which will administer the 1994 Plan, are in a position to contribute significantly to our success. The Board of Directors or the committee will determine the number of shares covered by each option, and the formulation, within the limitations of the 1994 Plan, of the form of option.

     Options granted under the 1994 Plan may be for a maximum term of ten years from the date of grant. The 1994 Plan itself will expire on November 23, 2004 (unless terminated earlier by an action of the Board of Directors) and no options can be granted after such date. The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option. The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option. If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants.

     Options may not be transferable by the optionee otherwise than by will or the laws of descent and distribution and during the optionee's lifetime are exercisable only by the optionee. Options terminate before their expiration dates one year after the optionee's death while in our employ, three months after the optionee's retirement for reasons of age or disability or involuntary termination of employment other than for cause, and immediately upon voluntary termination of employment or involuntary termination of employment for cause.

     Our Board of Directors may, at its discretion, modify, revise or terminate the 1994 Plan at any time, except that the aggregate number of shares issuable pursuant to options may not be increased (except in the event of certain changes in our capital structure), the eligibility provisions and minimum option price may not be changed, or the permissible maximum term of options may not be increased without the consent of our shareholders.

     The 1994 Plan also contains provisions protecting optionees against dilution of the value of their options in the case of stock splits, stock dividends or other changes in our capital structure, in the event of any proposed reorganization or merger involving our company or in the event of any spin-off or distribution of assets to our shareholders.

     As of October 25, 2004, options to purchase 36,400 ordinary shares had been granted to 8 employees at an average exercise price of $4.347 per share. All of such options to are currently exercisable. To date, no options have been exercised.

1996 Stock Option Plan

     Our 1996 Stock Option Plan, or the 1996 Plan, authorizes the issuance of options to key employees and consultants, including officers and directors of our company and its subsidiaries, to purchase an aggregate of 5,600 ordinary shares, who, in the judgment of the Board of Directors or, if appointed in the future, a committee which will administer the 1996 Plan, are in position to contribute significantly to our success. The terms of the 1996 Plan are substantially the same as those of the 1994 Plan. As of October 25, 2004, options to purchase 4,400 ordinary shares had been granted to 3 employees and directors at an average exercise price of $3.68 per share. All of such options are currently exercisable. No options have been exercised to date.

1999 Stock Option Plan

     Our 1999 Stock Option Plan, or the 1999 Plan, provides for the issuance of stock options to purchase an aggregate of 325,200 of our ordinary shares.
Options under the 1999 Plan may be issued to key employees and consultants, including officers and directors of our company and its subsidiaries who, in the judgment of the Board of Directors or, if appointed in the future, a committee which will administer the 1999 Plan, are in a position to contribute significantly to our success. The terms of the 1999 Plan are substantially the same as those of the 1994 Plan. As of October 25, 2004, options to purchase 259,200 ordinary shares had been granted to 15 employees at an average exercise price of $4.42 per share. Of such options, options to purchase 259,200 ordinary shares are currently exercisable.

2003 Stock Option Plan

     Our 2003 Stock Option Plan, or the 2003 Plan, provides for the issuance of stock options to purchase an aggregate of 2,000,000 of our ordinary shares. Options under the 2003 Plan may be issued to employees including officers and directors of our company and its subsidiaries who, in the judgment of the Board of Directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success. The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the 2003 Plan will be taxable under the "capital gains path." Pursuant to this path, the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of said 24 months period, the profit is re-characterized as ordinary income. The company is not allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income. Otherwise, the terms of the 2003 Plan are substantially the same as those of the 1994 Plan. As of October 25, 2004 options to purchase 1,786, 583 ordinary shares under the 2003 Plan had been granted. Of such options, options to purchase 1,113,666 ordinary shares are currently exercisable and 42,417 options have been exercised.

                             APPOINTMENT OF AUDITORS
                           (Item 2 on the Proxy Card)

     Our Board of Directors first appointed Luboshitz Kasirer, independent certified public accountants in Israel, then a member firm of Arthur Andersen, as our auditors in 1999 and has reappointed the firm, which was merged into Kost Forer Gabbay & Kasierer, and is now a member firm of Ernst & Young Global, as our auditors since such time. Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors. As a result of Kost Forer Gabbay & Kasierer's knowledge of our operations, our Audit Committee and Board of Directors are convinced that such firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be selected as our auditors for the fiscal year ending December 31, 2004 and recommends that the shareholders ratify and approve the selection. The remuneration of Kost Forer Gabbay & Kasierer will be determined by our Board of Directors pursuant to the recommendation of our Audit Committee.

     The following  resolution  will be offered by the Board of Directors at the
Meeting:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the independent auditors of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2004, and the authorization of the Board of Directors to determine their remuneration pursuant to the recommendation of our Audit Committee is ratified, confirmed and approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

Fees Paid to Independent Public Accountants

     The following table sets forth, for each of the last two fiscal years, the fees paid to our independent public accountants.

                                                   Year Ended December 31, 2003
                                                   ----------------------------
        Audit Fees.................                          $50,000
        Audit-Related Fees.........                              -
        Tax Fees...................                              -
        All other Fees.............                              -
                                                   -----------------------------
            Total  ................                          $50,000

Audit Committee Pre-Approval Policies and Procedures

     Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

      REVIEW AND DISCUSSION OF OUR AUDITOR'S REPORT, DIRECTORS' REPORT, AND
                     THE CONSOLIDATED FINANCIAL STATEMENTS

         At the Meeting, our Auditor's Report, Directors' Report, and the Consolidated Financial Statements for the year ended December 31, 2003 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2003 IS ENCLOSED HEREWITH. ADDITIONAL COPIES OF THE ANNUAL REPORT WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE MEETING, UPON WRITTEN REQUEST TO: RADA ELECTRONIC INDUSTRIES LTD., 7 GIBOREI ISRAEL STREET, POLEG INDUSTRIAL ZONE, NETANYA, ISRAEL, ATTENTION: ELAN SIGAL , CHIEF FINANCIAL OFFICER.

                              By Order of the Board of Directors,

                                 /s/Herzle Bodinger
                                    Herzle Bodinger,
                              President and Chairman of the Board of Directors

Dated: October 29, 2004

                                                                          ITEM 2

                       RADA ELECTRONIC INDUSTRIES LIMITED
                             7 GIBOREI ISRAEL STREET
                              NETANYA 42504, ISRAEL


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.005 per share, of RADA Electronic Industries Limited (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, November 30, 2004 at 10:00 a.m. at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSAL 2 SET FORTH ON THE REVERSE.



                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                       RADA ELECTRONIC INDUSTRIES LIMITED
                                November 30, 2004

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND
                               "FOR" PROPOSAL 2.
  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
                YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1. The election of two Class B Directors for terms expiring in 2007.

[ ] FOR ALL NOMINEES                           NOMINEES:
                                               ( )HERZLE BODINGER
[ ]WITHHOLD AUTHORITY FOR ALL NOMINEES         ( )MICHAEL LETCHINGER

[ ] FOR ALL EXCEPT
      (See instructions below)




INSTRUCTION:      To withhold authority to vote for any individual nominee(s),
------------      mark "FOR ALL EXCEPT" and fill in the circle next to each
                  nominee you wish to withhold, as shown here: (X)




2. Ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2004 and authorization for the Board of Directors to determine the remuneration of the auditors.

         [ ] FOR          [ ] AGAINST          [ ] ABSTAIN



     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder __________ Date _____
Signature of Shareholder __________ Date _____

Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: November 2, 2004